FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

A press release made in English by JA Solar Holding Co., Ltd.  (the “Registrant”) on November 20, 2008 regarding the Registrant’s intention of formation of long-term agreement with BP Solar.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Huaijin Yang

	Name:	Huaijin Yang

	Title:	Chief Executive Officer

Date: November 20, 2008

FOR RELEASE at 10:31am ET 11/20/08

JA Solar and BP Intend to Form Long-Term Agreement

HEBEI, China, Nov. 20 /PRNewswire-FirstCall/ -- JA Solar Holdings Co., Ltd. (Nasdaq: JASO - News) and BP Alternative Energy Holdings Limited, a subsidiary of BP p.l.c. (NYSE: BP - News) today announced their intention to jointly develop and market part of their solar photovoltaic product portfolio over the next five years.

The definitive commercial agreement is expected to be entered into before year end. JA Solar is expected to contribute its cost-efficient manufacturing and rapid execution capabilities, plus its access to third party silicon and/or wafers, while BP is expected to bring its access to its own silicon and/or wafer supply, provide access to its global customer portfolio, and leverage its strong brand and sales and marketing capabilities in key markets.

"Our two companies are in a strong position to help lead the way in achieving grid parity more rapidly and accelerating the worldwide adoption of solar photovoltaic solutions. We share this common goal," said Samuel Yang, JA Solar's chief executive officer. "This agreement further demonstrates JA Solar's capability of providing low-cost and high quality manufacturing in the industry and is expected to give us market access through BP's well- established global brand and marketing networks. The proposed alliance is a good fit and is intended to allow us to build on each others' strengths in a mutually beneficial way," he commented.

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is a fast-growing manufacturer of high-performance, monocrystalline solar cells. The company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information visit http://www.jasolar.com.

About BP Solar

BP Solar is a global company with over 2300 employees. BP Solar designs, manufactures and markets products which use the sun's energy to generate electricity for a wide range of applications in the residential, commercial and industrial sectors. With over 30 years of experience and installations in more than 160 countries, BP Solar is one of the world's leading solar companies. BP Solar has manufacturing plants in India, Spain, the USA and China. BP Solar invests in photovoltaic research and development.